SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached to this Report on Form 6-K is the press release issued by the registrant on May 28, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: May 31, 2019	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS SIGNS 50-YEAR LEASE FOR

MYANMAR MANUFACTURING COMPLEX

HONG KONG – May 28, 2019 -- Highway Holdings Limited (Nasdaq: HIHO) today announced its Myanmar subsidiary, Kayser Myanmar Manufacturing Company Ltd., has entered into a 50-year lease agreement for an approximately 6,900 square meter (1.67 acres) factory estate in Yangon, Myanmar.

Highway Holding owns an 84% interest in the Myanmar subsidiary. The subsidiary had been operating until December 2018 in a nearby factory that it rented from another landlord. After a better suited manufacturing estate was identified nearby, it took approximately one year to complete and obtain official approval and the formal recording of the 50-year lease agreement. In the interim, the company upgraded and occupied the two existing factory buildings on this new property and constructed another manufacturing building and a new office complex. Additional details concerning the structure of the terms of the lease agreement are available in the company’s Form 6-K that was filed with the SEC on May 24, 2019.

All operations and equipment from the prior Yangon facility have been relocated to the new complex. The company has also transferred some of its manufacturing equipment and business from its China factory to its new complex in Myanmar. It is also continuing to relocate additional manufacturing machinery from the company’s factory in China to the new facilities.

“This long-term lease enables us to realize meaningful cost-savings and a competitive advantage, while maintaining the highest quality standards for our customers. We are gratified by the support of our customers who have agreed to use our operations in Myanmar for their manufacturing needs. The current unfavorable environment for manufacturers in China, including the escalating operating costs and the increasing governmental interference in our daily operations, has for the past few years made it increasingly difficult to manufacture at prices our customers are willing to pay. Our expanding operations in Myanmar allow us to lower our overall manufacturing costs, which is expected to help us regain our competitive advantage with existing OEM customers and should enable us to attract new customers,” said Roland Kohl, chairman, president and chief executive officer of Highway Holdings.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative office is in Hong Kong and its manufacturing facilities are located in Shenzhen in the People’s Republic of China and Yangon, Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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